SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


                                Bexil Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  088 57 7 101
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                         Attn: Monica Pelaez, Esq.
                                  212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 June 29, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

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4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

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6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                         187,444.40 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                    187,444.40 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0


--------------------------------------------------------------------------------

11   Aggregate Amount  Beneficially  Owned by Each Reporting Person   187,444.40
     Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   22.82%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                              5,403 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                         5,403 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    5,403 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            /x /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    0.66%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Bexil Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
William G. Vohrer                                                      Treasurer
Monica Pelaez                                                          Secretary
Thomas B. Winmill                                                      President

ITEM 2.                 IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f) ISC is a Delaware corporation. Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC used working capital. Bassett S. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of August 31, 2001, the Reporting Persons believe there are 821,280.72 shares of Common Stock outstanding. ISC is the beneficial owner of 187,444.40 shares of Common Stock, which constitutes approximately 22.82% of the outstanding shares of Common Stock. Bassett S. Winmill is the beneficial owner of 5,403 shares of Common Stock, which constitute approximately 0.66% of the outstanding shares of Common Stock. ISC disclaims beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) This amends and restates the information provided in thes section 5(C) as filed on October 12, 2000.

                                                                                     Where and How
                                                                      Number of       Transaction
Reporting Person     Date                 Buy/Sell      Shares     Price Per Share     Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                      12/29/00         Div. Rein.   4,897.986       8.88            Dividend Reinvestment
ISC                       3/30/01         Div. Rein.   4,454.046      10.04            Dividend Reinvestment
ISC                       6/29/00         Div. Rein.   4,115.888      10.69            Dividend Reinvestment
Bassett S. Winmill       12/29/00         Div. Rein.     142.000       9.00            Dividend Reinvestment
Bassett S. Winmill        3/30/01         Div. Rein.     130.000      10.08            Dividend Reinvestment



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI") . WCI, a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market, is a New York based manager of investment companies. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the former investment manager of the Issuer.

     Pursuant to an investment management agreement, CEF formerly acted as general manager of the Issuer, being responsible for the various functions assumed by it, including the regular furnishing of advice with respect to portfolio transactions. CEF managed the investment and reinvestment of the assets of the Issuer, subject to the control and oversight of the Issuer's directors. For its services, CEF received an investment management fee, payable monthly, based on the average weekly net assets of the Issuer, at the annual rate of 0.70% of the first $250 million, 0.625% from $250 million to $500 million, and 0.50% over $500 million. CEF provided certain administrative services to the Issuer at cost. During the fiscal year ended December 31, 2000, the investment management fees payable by the Issuer to CEF were $66,765 representing 0.70% of its average daily net assets.

     At the June meeting of the Board of Directors of the Issuer, approval was given to operate with internal management and terminate the investment management with CEF, effective at the end of business on July 31, 2001. Commencing August 1, 2001, the Issuer's officers (who are substantially identical to those of CEF) assumed the management of the Issuers's affairs, including portfolio management, subject to the oversight and final direction of the Issuer's Board of Directors. Compensation of Issuer personnel was set in the aggregate amount of $200,000 per year, which may be changed from time to time at the discretion of the Issuer's Board of Directors.

     Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is chairman of the board of directors of the Issuer. Thomas B. Winmill is a director and officer of WCI, ISC, CEF, and the Issuer. Each of William G. Vohrer and Monica Pelaez are officers of WCI, ISC, CEF, and the Issuer. Robert D. Anderson is a director of the Issuer, ISC, and WCI; he is an officer of ISC and WCI. The Issuer has an audit committee comprised of directors Douglas Wu, Frederick A. Parker, Jr., and Robert D. Anderson, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

     Article XIV of the Issuer's charter provides that the name Bexil included in the name of the Issuer shall be used pursuant to a royalty-free nonexclusive license from WCI or a subsidiary of WCI.

The license may be withdrawn by WCI or its subsidiary at any time in their sole discretion, in which case the Issuer shall have no further right to use the name Bexil in its corporate name or otherwise and the Issuer, the holders of its capital stock and its officers and directors, shall promptly take whatever action may be necessary to change its name accordingly.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:              Certain information concerning the Issuer's and ISC's
                           directors and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2001

                                                INVESTOR SERVICE CENTER, INC.

                                                By: /s/ Monica Pelaez
                                                Name: Monica Pelaez
                                                Title: Associate General Counsel

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2001

                                          By:   /s/ Bassett S. Winmill
                                          Name: Bassett S. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") and CEF Advisers, Inc. ("CEF") are wholly-owned subsidiaries of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill, a director of the Issuer, may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC and CEF.

     The directors of ISC are William G. Vohrer, Thomas B. Winmill, and Robert
D. Anderson. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Edward G. Webb, Bassett S. Winmill, Mark C. Winmill and Thomas B. Winmill. The directors of CEF are Thomas B. Winmill and William G. Vohrer. The directors of the Issuer are Bassett S. Winmill, Robert D. Anderson, Thomas B. Winmill, Douglas Wu, and Frederick A. Parker, Jr.

     Information relevant to each director of the Issuer who may be deemed to be an "interested person" of the Issuer by virtue of their relationship with CEF, as defined in the 1940 Act is set forth below:




                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


THOMAS  B.  WINMILL  -- He  is  President,  Chief  Executive     1996      2001
Officer,  and General Counsel of the Issuer,  as well as the
other  investment   companies  in  the  Investment   Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC and CEF. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the     1996      2002
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. His address is 11 Hanover
Square,  New York, New York 10005.  He was born February 10,
1930.

                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


ROBERT D. ANDERSON -- He is Director of the Issuer,  as well     1999     2005
as certain  other  investment  companies  in the  Investment
Company  Complex,  and of WCI and certain of its affiliates.
He was a member of the Board of Governors of the Mutual Fund
Education  Alliance,  and of its  predecessor,  the  No-Load
Mutual Fund Association. He has also been a member of the District #12, District Business Conduct and Investment
Companies Committees of the NASD. He was born on December 7,
1929.


     The non-director executive officers of the Issuer and/or director/officers of CEF and/or WCI, and their relevant biographical information are set forth below:

     WILLIAM G. VOHRER - Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Investment Company Complex, WCI, ISC, CEF, and the Issuer since February 2001. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican securities broker/dealer. He was born on August 14, 1950.

     MONICA PELAEZ - Vice President, Secretary, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the investment companies managed by Company subsidiaries. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of August 28, 2001 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Robert D. Anderson                       200.000
           Monica Pelaez                              0.000
           William G. Vohrer                          0.000
           Bassett S. Winmill                     5,403.000
           Thomas B. Winmill                         27.593